UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-41836

Birkenstock Holding plc

(Translation of registrant’s name into English)

1-2 Berkeley Square

London W1J 6EA

United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Information Contained in this Report on Form 6-K

On May 30, 2025, Birkenstock Holding plc (the “Company”) closed the secondary offering (the “Offering”) by BK LC Lux MidCo S.à r.l. (the “Selling Shareholder”) of 20,027,344 ordinary shares of the Company, including 2,100,000 shares purchased by the underwriters pursuant to their 30-day option to purchase additional shares, which was exercised on May 29, 2025, at a public offering price of $52.50 per ordinary share, pursuant to an underwriting agreement, dated May 28, 2025, by and among the Company, the Selling Shareholder Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and BofA Securities, Inc., as representatives of the several underwriters named in Schedule I thereto (the “Underwriting Agreement”).

In connection with the Offering, the Company repurchased by way of redemption from the underwriters 3,927,344 ordinary shares that were subject to the Offering at a price per ordinary share equal to the price per share paid by the underwriters to the Selling Shareholder in the Offering (the “Share Redemption”). The ordinary shares redeemed by the Company pursuant to the Share Redemption will be cancelled and no longer outstanding following the completion of the Share Redemption.

The Offering was made pursuant to the Company's registration statement on Form F-3 (File No. 333 -

284905) filed with the Securities and Exchange Commission (the "SEC") on February 13, 2025 (the

"Registration Statement"), a base prospectus, dated February 13, 2025 included as part of the Registration Statement, a preliminary prospectus supplement, dated May 28, 2025 and filed with the SEC on May 28, 2025, and a final prospectus supplement, dated May 28, 2025 and filed with the SEC on May 29, 2025.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which is filed herewith as Exhibit 1.1 and is incorporated herein by reference.

Exhibit Index

Exhibit Number	Description
1.1	Underwriting Agreement, dated May 28, 2025, among Birkenstock Holding plc, BK LC Lux MidCo S.à r.l., and the several Underwriters named in Schedule I thereto
5.1	Opinion of Carey Olsen Jersey LLP, dated the day hereof, regarding certain Jersey law matters

Incorporation by Reference

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3ASR (No. 333-284905) and the registration statement on Form S-8 (No. 333-274968) of the Company and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Birkenstock Holding plc

Date: May 30, 2025	By:/s/ Ruth Kennedy______________
Name: Ruth Kennedy
Title: Director